Exhibit 99.1

LUXOFT HOLDING, INC

Commerce House

Wickhams Cay 1, P.O. Box 3140

Road Town, Tortola

VG1110, British Virgin Islands

August 16, 2017

Dear Shareholder:

You are cordially invited to attend our 2017 Annual Meeting of Shareholders to be held Friday, September 8, 2017, at 10:00 a.m. (EDT), at 100 Wall Street, Suite 503, New York, New York 10005 (the “2017 Annual Meeting”).

If you owned our ordinary shares at the close of business on August 11, 2017, you are entitled to vote on the matters which are listed in the Notice of 2017 Annual Meeting of Shareholders.

The Board of Directors recommends a vote “FOR” each of the proposals listed as Items 1 and 2 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2017 Annual Meeting of Shareholders, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of ordinary shares you own or whether or not you plan to attend the 2017 Annual Meeting of Shareholders. Accordingly, whether or not you plan to attend the 2017 Annual Meeting of Shareholders, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2017 Annual Meeting of Shareholders.

We are proud that you have chosen to invest in Luxoft Holding. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2017Annual Meeting of Shareholders.

/s/ Anatoly Karachinskiy
Anatoly Karachinskiy
Chairman of the Board

LUXOFT HOLDING, INC

Commerce House

Wickhams Cay 1, P.O. Box 3140

Road Town, Tortola

VG1110, British Virgin Islands

Notice of 2017 Annual Meeting of Shareholders

August 16, 2017

TIME AND DATE	10:00 A.M. EDT, Friday, September 8, 2017

PLACE	100 Wall Street, Suite 503, New York, New York 10005

ITEMS OF BUSINESS

Item	Board Vote Recommendation

1. To elect each of the eight directors named in the proxy statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.	“FOR”

2. To ratify the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2018.	“FOR”

3. To transact such other business as may properly come before the 2017 Annual Meeting of Shareholders.	N/A

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2017 Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”).

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2017 Annual Meeting, or any adjournments or postponements thereof, was the close of business on August 11, 2017.

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of August 11, 2017 will be available for inspection at the 2017 Annual Meeting.

VOTING

We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2017 Annual Meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2017 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about August 16, 2017, to all shareholders entitled to vote at the 2017 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.luxoft.com on or about August 16, 2017. If you plan to attend the 2017 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2017 Annual Meeting.

Whether or not you plan to attend the 2017 Annual Meeting, it is important that your shares be represented and voted at the 2017 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by our transfer agent or at our office located at 100 Wall Street, Suite 503, New York, New York 10005 not later than 11:59 p.m. (EDT) on September 1, 2017 to be validly included in the tally of shares voted at the 2017 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors of Luxoft Holding, Inc:

/s/ Anatoly Karachinskiy
Anatoly Karachinskiy
Chairman of the Board

PROXY STATEMENT
LUXOFT HOLDING, INC 2017 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of Luxoft Holding, Inc, a British Virgin Islands company (“we,” “us,” “Luxoft” or the “Company”), is soliciting proxies to be used at the annual meeting of shareholders (the “2017 Annual Meeting”) of the Company to be held at 100 Wall Street, Suite 503, New York, New York 10005 on Friday, September 8, 2017, at 10:00 a.m. (EDT) and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about August 16, 2017. The Board is requesting that you permit your ordinary shares to be represented at the 2017 Annual Meeting by the persons named as proxies for the 2017 Annual Meeting.

The proxy solicitation materials, including the Notice of 2017 Annual Meeting of Shareholders, this Proxy Statement, our annual report on Form 20-F for the fiscal year ended March 31, 2017, which includes our audited consolidated financial statements for the fiscal year ended March 31, 2017 (the “2017 Annual Report”), and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our Class A ordinary shares and our Class B ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2017 Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2017 Annual Meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT
THE 2017 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2017 Annual Meeting. As a shareholder, you are invited to attend the 2017 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2017 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Glen Granovsky, Natasha Ziabkina and Paul Simmons each have been designated as the Company’s proxies for the 2017 Annual Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2017 ANNUAL MEETING?

There are two proposals that will be voted on at the 2017 Annual Meeting:

1.                  To elect each of the eight directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

2.                  To ratify the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2018.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

•                      “FOR” the election of each director named in this Proxy Statement (Proposal No. 1); and

•                      “FOR” ratification of the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2018 (Proposal No. 2).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2017 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2017 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2017 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2017 Annual Meeting.

WHO CAN VOTE AT THE 2017 ANNUAL MEETING?

Shareholders of record at the close of business on August 11, 2017, the date established by the Board for determining the shareholders entitled to vote at our 2017 Annual Meeting (the “Record Date”), are entitled to vote at the 2017 Annual Meeting.

On the Record Date, 22,135,741 shares of our Class A ordinary shares and 11,436,022 shares of our Class B ordinary shares were outstanding and entitled to vote at the 2017 Annual Meeting. Holders of Class A shares are entitled to one vote for each Class A share owned for each matter to be voted on at the 2017 Annual Meeting. As of the Record Date, holders of Class A ordinary shares are eligible to cast an aggregate of 22,135,741 votes at the 2017 Annual Meeting. Holders of Class B ordinary shares are entitled to ten votes for each Class B ordinary share owned for each matter to be voted on at the 2017 Annual Meeting. As of the Record Date, holders of Class B ordinary shares are eligible to cast an aggregate of 114,360,220 votes at the 2017 Annual Meeting. Holders of Class A ordinary shares and Class B ordinary shares (together, “ordinary shares”) will vote together as a single class on all proposals to be voted on at the 2017 Annual Meeting.

A list of the shareholders of record as of August 11, 2017 will be available for inspection at the 2017 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

A majority of the votes of our outstanding ordinary shares as of the Record Date must be present, in person or by proxy, at the 2017 Annual Meeting in order to properly convene the 2017 Annual Meeting. This is called a quorum. If there are not enough votes of the ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2017 Annual Meeting may be adjourned by the Chairman of the meeting until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2017 Annual Meeting, but you may not vote these shares in person at the 2017 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2017 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person, by attending the 2017 Annual Meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by our transfer agent or at our office located at 100 Wall Street, Suite 503, New York, New York 10005 not later than 11:59 p.m. (EDT) on September 1, 2017 to be validly included in the tally of shares voted at the 2017 Annual Meeting.

If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your ordinary shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the election of Luxoft’s eight director nominees named in this Proxy Statement (Proposal No. 1) and “FOR” the ratification of the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2018 (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2017 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the New York Stock Exchange (“NYSE”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2017 Annual Meeting agenda that may be considered routine is Proposal No. 2 relating to the Ratification of Appointment of the Independent Registered Public Accounting Firm for the fiscal year ending March 31, 2018; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2017 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2017 Annual Meeting, a valid, later-dated proxy. Attendance at the 2017 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2017 Annual Meeting. If you are a beneficial owner whose ordinary shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2017 Annual Meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2017 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2017 ANNUAL MEETING?

Representatives of American Stock Transfer & Trust Company LLC, our inspectors of election, will tabulate and certify the votes. We plan to announce preliminary voting results at the 2017 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2017 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2017 Annual Meeting is required to elect directors (Proposal No. 1) and to ratify the Audit Committee’s appointment of Ernst & Young LLC as the Company’s independent registered public accounting firm for the year ending March 31, 2018 (Proposal No. 2).

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2017 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal

WHAT DO I NEED TO DO TO ATTEND THE 2017 ANNUAL MEETING?

If you plan to attend the 2017 Annual Meeting in person, you will need to bring proof of your ownership of ordinary shares, such as your proxy card or transfer agent statement, as of the close of business on August 11, 2017 and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2017 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of ordinary shares as of the close of business on August 11, 2017. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2017 Annual Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on March 31.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2017 Annual Report, including consolidated financial statements as of and for the year ended March 31, 2017, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.luxoft.com. The contents of that website are not a part of this Proxy Statement.

Additional copies of the 2017 Annual Report are available at no charge upon written request. To obtain additional copies of the 2017 Annual Report, please contact us at Luxoft Holding, Inc, 100 Wall Street, Suite 503, New York, New York 10005, Attention: Corporate Secretary. The request must include a representation by the shareholder that as of our record date, August 11, 2017, such shareholder was entitled to vote at the 2017 Annual Meeting.

PROPOSAL 1:
ELECTION OF DIRECTORS

Our Memorandum and Articles of Association provide that the Board will consist of no fewer than two directors, and it does not specify the maximum number of directors. The exact number of members of the Board will be determined from time to time by resolution of a majority of our entire Board or by resolution of a majority of the votes of the holders of our ordinary shares. The Board currently consists of eight members. Our Board has determined that Thomas Pickering, Marc Kasher and Esther Dyson are independent under applicable SEC and NYSE rules. During the year ended March 31, 2017, each director attended over 90% of all Board meetings and over 90% of the meetings of each committee of the Board on which he or she serves.

Our Board has nominated the individuals identified below for election as directors at the 2017 Annual Meeting, each of whom is a current director of the Company. Each of these directors will hold office until the annual meeting of shareholders in 2018, and until his/her respective successor has been elected and duly qualified. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if elected.

We are soliciting proxies in favor of the election of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them “FOR” the director nominees named below. If any nominee becomes unable to serve or for good cause will not serve as a director, an event that the Company does not currently anticipate, it is intended that proxies will be voted for any substitute nominee designated by the Board to fill the vacancy or the Board may elect to reduce its size. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named below will be unable or unwilling to serve as directors, if elected.

Biographical information concerning the nominees appears below. Ages are set forth as of July 31, 2017.

Name	Age	Position
Esther Dyson (1)(3)	65	Director
Glen Granovsky(2)	55	Director
Marc Kasher (1)(2)(3)	47	Director
Anatoly Karachinskiy(2)	58	Director, Chairman of the Board
Thomas Pickering (1)(3)	85	Director
Dmitry Loshchinin	50	Director, Chief Executive Officer and President
Sergey Matsotsky	55	Director
Yulia Yukhadi(2)	46	Director

(1) Member of our Audit Committee.

(2) Member of our Compensation Committee.

(3) Determined by our board of directors to be “independent” as defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NYSE Listed Company Manual.

Director Nominees (All current Directors to be Re-elected in 2017)

Esther Dyson has been a member of our board of directors since February 2014. In May 2013, Ms. Dyson founded the Way to Wellville, a not-for-profit organization focused on community health. Previously, she worked as a technology analyst and a journalist at Forbes, New Court Securities and Oppenheimer & Co. Additionally, Ms. Dyson worked as editor-in-chief for and was chairman of EDventure Holdings from 1983. Ms. Dyson is a member of the boards of 23andMe, Meetup Inc., Pressreader, Wellpass, XCOR and Yandex (NASDAQ: YNDX). She was also the founding chairman of the Internet Corporation for Assigned Names and Numbers (ICANN). Between 1997 and 2013, Ms. Dyson was a member of the advisory board of IBS Group. Ms. Dyson holds a Bachelor of Arts degree in economics from Harvard University and a certificate of training completion from Yuri Gagarin Cosmonaut Training Center.

Glen Granovsky has been a member of our board of directors since 2006. He has served as Director of IBS Group since 1999. Mr. Granovsky served as President and CEO of Luxoft USA, Inc. (formerly IBS USA, Inc.) between 2005 and 2010. Mr. Granovsky is also a Director of WB Services Inc., Discreet Management and Consulting Limited, The Custodians of Russian Culture Inc., RS-Technologies Ltd., PressReader Limited and Jazva

Inc. Prior to joining us, Mr. Granovsky was head of the IT sales team at Intermicro Joint Venture and a manager at Asiatronics Limited, U.K. Mr. Granovsky holds a Master’s degree in Applied Mathematics and Information Systems Management from Gubkin Russian State University of Oil and Gas.

Marc Kasher has been a member of our board of directors since September of 2013. Mr. Kasher is the Founder and CEO of Sapiens Advisors, an international consulting company working with global institutions providing advisory services in raising capital, strategic acquisitions, corporate governance, financial management, and investor relations. Prior to founding Sapiens Advisors, Mr. Kasher was a Managing Director at PineBridge Investments (formerly known as AIG Investments). Prior to PineBridge Investments, Mr. Kasher worked for the United States Agency for International Development, where he was involved in projects that focused on privatization strategies in several countries of the former Soviet Union. Mr. Kasher currently serves or has in the past served as a director of several Pine Bridge Investments’ portfolio companies, and also sits on the board of directors of New Media Distribution Company, a content producer for the Russian television market. Mr. Kasher holds a Master of Business Administration degree with a concentration in finance from Georgetown University and a Bachelor of Arts degree from Tufts University.

Anatoly Karachinskiy has been a member of our board of directors since 2013. Mr. Karachinskiy is the co-founder of IBS Group. Prior to founding IBS Group, Mr. Karachinskiy was the technical director of Intermicro Joint Venture. Mr. Karachinskiy previously worked at PROSYSTEM, an Australian computer hardware company, and at the All-Union Research and Development Institute for Railroad Transport. Mr. Karachinskiy has an undergraduate degree in systems engineering from the Moscow Institute of Railroad Engineers.

Thomas Pickering has been a member of our board of directors since June 2013. Mr. Pickering is the Vice Chairman at international consulting firm Hills & Company. He served as Senior Vice President for International Relations at the Boeing Company until his retirement in 2006. Prior to joining the Boeing Company, Mr. Pickering served as Undersecretary of State for Political Affairs at the U.S. Department of State. Mr. Pickering was U.S. ambassador to the Russian Federation, India, Israel, El Salvador, Nigeria and the Hashemite Kingdom of Jordan. Mr. Pickering received a Bachelor’s degree in history from Bowdoin College and a Master’s degree from the Fletcher School of Law and Diplomacy at Tufts University.

Dmitry Loshchinin was appointed to our board of directors in November 2013. Mr. Loshchinin has served as our Chief Executive Officer since our inception in 2000. Prior to joining Luxoft, Mr. Loshchinin served in management roles within software companies such as Kerntechnik, Entwicklung, Dinamyk GmbH (KED), Siemens Nixdorf Informationssysteme, AG (SNI) and IBM Corp. Beginning in 1998, he also oversaw IBS Group’s initiative to offer offshore services. This initiative eventually became Luxoft. Mr. Loshchinin holds a Master of Science degree in Applied Mathematics from Moscow State University. Healso completed an executive education program at the Wharton School of the University of Pennsylvania.

Sergey Matsotsky has been a member of our board of directors since November 2013. Mr. Matsotsky is a co-founder and Senior Vice President of IBS Group, and Chief Executive Officer of IBS IT Services. Prior to founding IBS Group in 1992, Mr. Matsotsky was commercial director of a large Russian IT company. Mr. Matsotsky holds an undergraduate degree in Automation and Applied Mathematics from the Gubkin Russian State University of Oil and Gas.

Yulia Yukhadi has been a member of our board of directors since February 2015. Ms. Yukhadi has served as Chief Financial Officer of IBS Group since 2006. Prior to that, Ms. Yukhadi served as financial director and vice president of finance with various consumer goods and telecom companies between 2003 and 2006, and held a position as the financial controller in the financial department of IBS Group between 1998 and 2003. She holds an undergraduate degree in mathematical economics from the Moscow State University. Ms. Yukhadi is a Certified Management Accountant.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Ernst & Young LLC, independent registered public accounting firm, to audit our financial statements for the fiscal year ending March 31, 2018. Ratification of the selection of Ernst & Young LLC by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2017 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Ernst & Young LLC, but may, in their discretion, retain Ernst & Young LLC. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Ernst & Young LLC will be in attendance at the 2017 Annual Meeting via videoconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	Fiscal years ended March 31,
	2017	2016
	(in thousands of U.S. dollars)
Audit Fees(1)	$1,111	$845
Audit-Related Fees(2)	20	55
Tax Fees(3)	10	16
All Other Fees(4)	—	—
Total	$1,136	$916

(1)         “Audit Fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for the years ended March 31, 2017 and 2016, certain procedures regarding our quarterly financial results submitted on Form 6-K for the year ended March 31, 2017, the filing of our annual reports on Form 20-F, and consultation concerning financial accounting and reporting standards.

(2)         “Audit-Related Fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including accounting consultation and consultation concerning financial accounting and reporting standards.

(3)         “Tax Fees” include fees for professional services rendered by our independent registered public accounting firm for advice related to tax compliance, transfer pricing and tax on actual or contemplated transactions.

(4)         “All Other Fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Pre-Approval Policy

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent registered public accounting firm. Our Audit Committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF ERNST &
YOUNG LLC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE
FISCAL YEAR ENDING MARCH 31, 2018

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of July 31, 2017 by:

•                      each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•                      each of our director nominees and executive officers individually; and

•                      all of our director nominees and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of July 31, 2017, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 33,571,763 ordinary shares outstanding as of July 31, 2017, comprising 22,135,741 Class A shares and 11,436,022 Class B shares. Holders of our Class A and Class B ordinary shares have identical rights, including dividend and liquidation rights, provided that, on any matter that is submitted to a vote of our shareholders, holders of our Class A ordinary shares are entitled to one vote per Class A ordinary share and holders of our Class B ordinary shares are entitled to ten votes per Class B ordinary share. Furthermore, one Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. Unless otherwise noted below, each shareholder’s address is c/o Luxoft Holding, Inc, Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola VG1110, British Virgin Islands.

	Shares Beneficially Owned
	Class A		Class B		% of Total
Name of Beneficial Owner	Shares	%	Shares	%	Voting Power
Principal Shareholders:
Awosting Ltd.(1)	8,587,100	25.7	8,587,100	73.8	62.8
Codeffroy Ltd.(1)	2,867,748	8.6	2,730,482	23.4	20.0
Morgan Stanley Investment Management(2)	2,435,102	11.0	—	—	1.8
JPMorgan Chase & Co.(3)	2,015,269	9.1	—	—	1.5
Wasatch Advisors, Inc.(4)	1,582,644	7.2	—	—	1.2
FMR LLC(5)	1,523,866	6.9	—	—	1.1
Executive Officers and Directors
Anatoly Karachinskiy	—	—	—	—	—
Przemyslaw Berendt	—	—	—	—	—
Marc Kasher	—	—	—	—	—
Sergey Matsotsky	—	—	—	—	—
Mikhail Friedland	—	—	—	—	—
Glen Granovsky	56,425	*	—	—	*
Yuri Elkin	3,791	*	—	—	*
Dmitry Loshchinin(6)	891,626	4.0	318,440	2.8	2.3
Elena Goryunova	11,381	*	—	—	*
Eugene Agresta	—	—	—	—	—
Lincoln Popp	625	*	—	—	*
Doru Mardare	—	—	—	—	—
Alwin Bakkenes	—	—	—	—	—
Sergey Kuznetsov	7,132	*	—	—	*
Roman Trachtenberg	—	—	—	—	—
Evgeny Fetisov	—	—	—	—	—
Thomas Pickering	—	—	—	—	—
Esther Dyson	90,175	*	—	—	*
Yulia Yukhadi	21,250	*	—	—	*
All executive officers and directors as a group (19 persons)	1,082,405	4.7	318,440	2.8	2.3

*                                         Less than 1%.

(1)                                 Based on a Schedule 13G/A jointly filed on February 10, 2017 by IBS Group Holding Limited (“IBS Group”), Awosting Ltd. (“Awosting”) and Codeffroy Ltd. (“Codeffroy”), IBS Group has shared voting power and shared dispositive power over 11,317,582 of our Class B ordinary shares and 137,266 of our Class A ordinary shares. IBS Group holds these shares indirectly through Awosting and Codeffroy, its wholly owned subsidiaries. Awosting has shared voting power and shared dispositive power over 8,587,100 Class B ordinary shares. Codeffroy has shared voting power and shared dispositive power over 2,730,482 Class B ordinary shares and 137,266 Class A ordinary shares. All Class B ordinary shares (which are convertible into Class A ordinary shares) held by each shareholder were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by it and (ii) calculating the percentages of Class A ordinary shares owned by it. IBS Group is controlled by Croyton Limited, which serves as the trustee for IBS Group founders trust. Croyton Limited has sole voting and dispositive power over the shares. The address for IBS Group, Awosting and Codeffroy is c/o IBS Group Holding Limited, 11 Hope Street, Douglas, Isle of Man, IM1 1AQ.

(2)                                 Based on Schedule 13G jointly filed on February 10, 2017 by Morgan Stanley (“Morgan Stanley”) and Morgan Stanley Investment Management Inc. (“Morgan Stanley Investment Management”) holds sole voting power with respect to 1,669,832 Class A ordinary shares and shared dispositive power over 2,015,269 Class A ordinary shares. Morgan Stanley holds these Class A ordinary shares indirectly through Morgan Stanley Investment Management, its wholly owned subsidiary. The address of Morgan Stanley and Morgan Stanley Investment Management is 1585 Broadway, New York NY 10036.

(3)                                 Based on a Schedule 13G/A filed on January 13, 2017, JPMorgan Chase & Co. (“JPMorgan”) holds sole voting power over 1,830,205 Class A ordinary shares and sole dispositive power over 1,538,927 Class A ordinary shares. JPMorgan reported its securities holdings in the Company on behalf of itself and its wholly owned subsidiaries J.P. Morgan Investment Management, Inc., JPMorgan Chase Bank, National Association, and JPMorgan Asset Management (UK) Limited. The address of JPMorgan is 270 Park Avenue, New York NY 10017.

(4)                                 Based on a Schedule 13G/A filed on February 14, 2017, Wasatch Advisors, Inc. (“Wasatch”) holds sole voting power and sole dispositive power over 1,582,644 Class A ordinary shares. The address of Wasatch is 505 Wakara Way, Salt Lake City, UT 84108.

(5)                                 Based on a Schedule 13G filed on February 14, 2017, FMR LLC (“FMR”) holds sole dispositive power over 1,523,866 Class A ordinary shares and sole voting power over 34,316 ordinary shares. FMR reported its securities holdings in the Company on behalf of itself and certain of its affiliates and subsidiaries. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(6)                                 All Class B ordinary shares (which are convertible into Class A ordinary shares) held by Mr. Loshchinin were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by him and (ii) calculating the percentages of Class A ordinary shares owned by him. Based on information provided by Mr. Loshchinin to the Company, Mr. Loshchinin holds sole voting and dispositive power over 431,387 Class A ordinary shares and 318,440 Class B ordinary shares. Mr. Loshchinin also holds 65,702 restricted stock units vested on August 12, 2015, 65,702 restricted stock units that vested on August 12, 2016, and 65,702 restricted stock units that vest on August 12, 2017. The receipt of the underlying Class A shares is subject to Mr. Loshchinin’s submission of an exercise notice to us. Mr. Loshchinin’s address is c/o Luxoft Global Operations GmbH, Gubelstrasse 24, 6300 Zug, Switzerland.

DOCUMENTS ON DISPLAY

The Company’s Annual Report on Form 20-F filed with the SEC on July 14, 2017 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Investor Relations section of the Company’s website at www.luxoft.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2017 Annual Meeting. If any other matters properly come before the 2017 Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2017 Annual Meeting, we urge you to submit your signed proxy promptly.

/s/ Glen Granovsky
Glen Granovsky
Corporate Secretary

New York, New York
August 16, 2017